Exhibit 99

REFINITIV STREETEVENTS REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. EDITED TRANSCRIPT MG.TO - Q4 2023 Magna International Inc Earnings Call EVENT DATE/TIME: FEBRUARY 09, 2024 / 1:00PM GMT

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call C O R P O R A T E P A R T I C I P A N T S Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director C O N F E R E N C E C A L L P A R T I C I P A N T S Brian Morrison TD Securities Equity Research - Research Analyst Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - Senior MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Gautam Narayan RBC Capital Markets, Research Division - Assistant VP Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Joseph Robert Spak UBS Investment Bank, Research Division - Analyst Krista Friesen CIBC Capital Markets, Research Division - Director of Equity Research Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Michael W. Glen Raymond James Ltd., Research Division - Director Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst Tamy Chen BMO Capital Markets Equity Research - Cannabis Analyst P R E S E N T A T I O N Operator Greetings, and welcome to the Magna International Q 4 and Year - end 2023 results and 2024 Outlook Conference Call . (Operator Instructions) As a reminder, this call is being recorded today, Friday, February 9 , 2024 . I would now like to turn the call over to Louis Tonelli, Vice President, Investor Relations. Louis Tonelli - Magna International Inc . - VP of IR Thanks . Hello, everyone, and welcome to our conference call covering our 2023 results and our 2024 Outlook . Joining me today are Swamy Kotagiri and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for the fourth quarter of 2023 as well as our 2024 Financial Outlook . We issued a press release this morning outlining both of these . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review, all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in our presentation that relates to our commentary today . This morning, we will cover our 2023 highlights as well as our Q 4 results . We will then provide our ' 24 Outlook and lastly, run through our financial strategy . And with that, I'll pass it over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Louis . Good morning, everyone . I appreciate you joining our call today, and let's jump right in . Overall, I was pleased with our 2023 operating performance, including good launch execution that helped u s to continue to drive organic sales growth over market and record sales of $ 42 . 8 billion . Great efforts at all levels to offset inflationary pressures and significant traction in removing costs and improving efficiencies across the company . We ended the year with solid Q 4 results considering we were slightly hampered by a couple of discrete items relative to our expectations . Pat will cover those . Our sales of $ 10 . 5 billion in the fourth quarter of 2023 were up 9 % year - over - year despite the UAW strikes that reduced sales by $ 275 million in the quarter and contributed to negative vehicle production mix for us relative to the comparable period in 2022 . Adjusted EBIT increased 52 % to $ 558 million in Q 4 and EBIT Margin increased 150 basis points to 5 . 3% . Adjusted EBIT Margin ended the year at 5 . 2% , up 70 basis points year - over - year and in the middle of the 5 . 1 % to 5 . 4 % range we guided to in November of last year . Our Adjusted EPS for the quarter was up 41 % to $ 1 . 33 and ended the year at $ 5 . 49 . And Free Cash Flow in Q 4 was $ 472 million, up $ 132 million relative to Q 4 last year . Turning to key accomplishments in 2023 - we executed on a number of short and mid - term operational excellence activities, which contributed about 75 basis points to margin expansion this past year and is expected to contribute a further 75 basis points combined over the next 2 years. Our customers continue to recognize our efforts in operational excellence and innovation. Last year, we received 107 customer awards in recognition of quality and operational performance, one reason we continue to win business. And in 2023, we committed to achieve Net - Zero emissions by 2050. Operational excellence is enabled by our ongoing focus on people development. This past year, we launched our operational management accelerator program aimed at identifying and cultivating individuals within Magna to become future leaders in our divisions. For the second year in a row, Magna has been named one of the world's “M ost Ethical Companies ” . And I'm proud that Magna received 16 leading employer recognitions this past year, including Fortune's ” World's Most Admired Companies ” and Forbes “ Best Employers ” , both for the seventh consecutive year. With respect to sales growth, we once again outgrew our markets in 2023 . We were awarded about $ 12 billion in new business, which will contribute to further sales growth above market as these programs launch in the future . And we are on track with integration and synergies for the Veoneer acquisition . Lastly, our commitment to innovation has helped us win business in core areas, including advanced high - volume front camera modules with a European - based global OEM, battery enclosures with 4 global OEMs and e - Drives systems with a European - based and North American - based global OEM . With that, I will pass it over to Pat to cover our financials in more detail.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . I'll start with a review of our results . As Swamy indicated, we were pleased with our 2023 operating results . Overall, global light vehicle production increased 8 % in 2023 or 9 % weighted for our geographic sales . Our consolidated Sales rose 13 % year - over - year . On an organic basis, our sales increased 11% , driving a 2 % weighted growth over market for the year despite the negative impact of the UAW strikes in the third and fourth quarters . Our Adjusted EBIT Margin improved 70 basis points to 5 . 2% , reflecting earnings on higher sales including improved margins due to the impacts of operational excellence, cost initiatives, productivity improvements and lower costs at previously underperforming facilities . These were partially offset by higher costs associated with new assembly business, the negative impact of the UAW strikes, the net unfavorable impact of commercial items, lower amortization related to the initial value of public company securities, higher launch costs and the impact of acquisitions net of divestitures . Mainly as a result of our sales growth and margin expansion, Adjusted EPS increased 29 % to $ 5 . 49 . For the fourth quarter, sales increased 9 % to $ 10 . 5 billion . Adjusted EBIT improved 150 basis points to 5 . 3% , and Adjusted EPS rose 41 % to $ 1 . 33 . I'll take you through some of the details . North American, European and Chinese light vehicle production were up 5% , 7 % and 12% , respectively, resulting in an overall 7 % increase in global production . Breaking down North American production further, while overall production increased 5% , production by our Detroit - based customers, which were targeted in the UAW strikes actually declined 11 % in the fourth quarter . Our consolidated Sales were $ 10 . 5 billion, up 9 % over the fourth quarter of 2022 . The sales increase was primarily due to the higher global vehicle production, the launch of new programs, the acquisition of Veoneer Active Safety, net of the divestiture of our manual transmission plant in Europe and the net strengthening of currencies against the U . S . dollar . These were partially offset by lower complete vehicle sales, mainly due to a program changeover in Graz, Austria and an estimated $ 275 million impact from the UAW strikes in North America . On an organic basis, our sales increased 4 % year - over - year or 7 % excluding complete vehicles . This compares to a 6 % increase in weighted global production . Once again, negative production mix, largely driven by the UAW strikes unfavorably impacted our year - over - year sales growth in the fourth quarter . Adjusted EBIT was $ 558 million, and Adjusted EBIT Margin was 5 . 3 % compared to 3 . 8 % in Q 4 of 2022 . Our continued focus on operational excellence and performance on cost initiatives in addition to higher volumes is driving strong earnings on higher sales . This was despite the negative impacts of a program changeover in complete vehicles and the UAW strikes in North America, which we estimated cost us about 50 basis points . The net effect of these generated 30 basis points of net improvement . Adjusted EBIT Margin was also positively impacted by about 80 basis points of net operational items, which include productivity and efficiency improvements at certain facilities and higher tooling contribution . Nonrecurring items, which together had a net favorable impact of about 30 basis points and about 20 basis points related to lower net input costs . EBIT Margin was negatively impacted by lower equity income, which reduced margin by about 10 basis points . Earnings on higher unconsolidated sales were more than offset by the finalization of year - end tax balances and some negative product mix in one JV . In addition to these items, relative to our expectations, there were some retiming of expected customer recoveries into 2024. As Swamy alluded to earlier, relative to our expectations for the fourth quarter, the lower equity income together with a foreign exchange loss on the devaluation of the Argentinian peso cost us about $35 million or about $0.11 per share. Turning to a review of our cash flows and investment activities . In the fourth quarter of 2023 , we generated $ 660 million in Cash from Operations Before Changes in working capital, up $ 127 million or 24 % from 2022 . We also generated $ 918 million in working capital for total cash from operations of $ 1 . 6 billion for the quarter . Investment activities in the quarter included $ 944 million for Fixed Assets largely to support program awards and $ 189 million for Investments, Other Assets and Intangibles .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Overall, we generated Free Cash Flow of $472 million in Q4. And we also paid $133 million in dividends in the quarter. Growing our dividend remains an element of our financial strategy. And yesterday, our Board approved an increase in our quarterly dividend to $0.475 per share, our 14th consecutive year of increased fourth quarter dividends, reflecting the Board and management's collective confidence in the outlook for our business. We have increased our dividend per share at an average annual growth rate of 11% going back to 2010. And now I'll pass it back to Swamy to cover our Outlook. Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thanks, Pat . Over the past 3 years, we have been highlighting our go - forward strategy to propel our business into the future . The key aspects of our strategy are unchanged despite continuing industry challenges, and we are making significant progress in our strategy . This progress is reflected in our Outlook, and we expect to realize further benefits beyond our Outlook period . As always, our Outlook reflects both tailwinds and headwinds . In terms of tailwinds, we are launching content on a number of new programs, which is contributing to sales growth . Our megatrend business is expected to continue to grow significantly, which we anticipate will drive profitability as we leverage the sales growth . And we expect further traction in our operational excellence activities contributing to additional margin expansion . In terms of headwinds included in our Outlook, we anticipate further net input cost increases substantially related to continued elevated inflation driving higher labor rates and scrap prices are expected to continue to decline . The industry appears to be moving from supply constraint to demand constraint as macro challenges persist . And expected EV penetration rates have been pushed out, which is having some negative impact on our anticipated short and midterm sales growth . So how does all this translate in our key financial metrics? We expect continued solid organic sales growth over market in the range of 3 % to 5 % on average per year over our Outlook period . We anticipate margin expansion of 180 basis points or more from 2023 to 2026 . Our engineering investments in megatrend areas should average about $ 1 . 2 billion annually before customer recoveries . This includes about $ 300 million related to the acquisition of Veoneer Active Safety . We expect a modest decline in megatrend engineering spend in 2026 relative to 2024 and 2025 levels while sales are increasing . Capital spending is expected to decline beyond this year and CapEx to sales is on a path to return to more normal levels as we have highlighted previously . Lastly, we expect our free cash flow generation to increase each year over our Outlook period as sales continue to grow, margins expand and CapEx to sales normalize . We anticipate over $2 billion in Free Cash Flow by 2026. Last year, we highlighted our significant expected Sales increases in megatrend areas and the fact that our engineering spend in absolute dollars was largely unchanged through our Outlook. While our midterm sales in megatrend areas have been somewhat impacted by lower expected volumes, particularly related to EVs, the trajectory of our sales growth in these areas remains considerable, growing by over $4 billion in the next 3 years. Lower expected megatrend profits on the reduced sales is the most significant factor shifting our profitability inflection point from 2025 to 2026 . While our Outlook reflects a modest 2025 loss year, we continue to work to reduce or eliminate this loss . Regardless, we expect significant improvement in our results in these areas over our Outlook period and solid profitability by 2026 . Next, let me cover our consolidated Outlook. In terms of key assumptions, our Outlook reflects essentially no growth in weighted global light vehicle production and only modest growth of about 1% on average over the '23 to '26 period. In other words, it's our content growth that is driving our organic sales. We assume exchange rates in our Outlook will approximate recent rates. Net - net, the impact of currency to our Outlook is expected to be negligible.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. We expect weighted sales growth over market between 3 % and 5 % over our Outlook period . From ' 23 to ' 24 , sales growth substantially reflects the launch of new and replacement programs, a higher amount of directed content on the new Mercedes G - Class assembly program and the acquisition of Veoneer Active Safety . These are partially offset by lower sales in the remainder of our complete vehicle business, largely as a result of the end of production of certain programs and a higher proportion of vehicles assembled whose sales we account for on a value - added basis . From 2024 to 2026 , the most significant contributors to sales growth are the launch of new and replacement programs and increased directed content sales from the Mercedes G - Class as volumes ramp . In addition, we expect an 8 % to 9 % compounded sales growth from unconsolidated JVs over our Outlook period, including from our LG JV for electrified components and systems, our e - Drives systems JV in China and our Seating JVs . We expect another step - up in consolidated margins in 2024 to a range of 5 . 4 % to 6% . Our 2024 margin is expected to benefit from contribution on higher sales and ongoing operational excellence activities . Partially offsetting these are higher launch and new facility costs associated with new programs as well as higher consated input costs expected to impact us by about 30 basis points . While we do not provide a quarterly outlook similar to last year, we expect our 2024 earnings to be lowest in the first quarter of 2024 and improve meaningfully in the second quarter. We expect a further step - up in margins to the 7% to 7.7% range from 2024 to 2026. This is largely driven by further contribution on higher sales, continued operational excellence activities, the reversal of launch and new facility costs as programs come on, lower engineering spend and growing equity income. These are partially offset by a 10 basis point impact from higher directed content on the G - class as volumes ramp. Many of the same factors that are impacting consolidated sales and margins out to 2026 are also impacting our segments . In the interest of time, we will not run through the segment detail . However, we are happy to discuss any questions on them . I'll pass it back over to Pat to cover some of the highlights of our financial strategy . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Thanks, Swamy. We have been consistent in communicating our capital allocation principles over the years, and I'd like to repeat these. We want to maintain a strongbalance sheet, ample liquidity and high investment grade ratings, invest for growth through organic and inorganic opportunities, along with innovation spending, and return capital to shareholders. Our balance sheet continues to be strong with investment - grade ratings from the major credit agencies. At the end of Q4, we had over $4 billion in liquidity including about $1.2 billion in cash. Currently, our Adjusted Debt to Adjusted EBITDA ratio is at 1.89. We anticipate a reduction of our leverage ratio to be back within our targeted range during 2025. We expect capital spending for 2024 to be approximately $2.5 billion. This includes about $100 million that will be funded by our customers. Under U . S . GAAP, such customer funded amounts are included in deferred revenue, whereas previously they were netted against capital spending . In other words, this CapEx is cash flow neutral and capital spending would be $ 2 . 4 billion . Our ' 24 to 2026 capital spending outlook also includes approximately $ 400 million related to recent program awards, from a high - volume EV OEM that were not included in our previous 0 utlook . Despite these new awards, we expect CapEx as a percent of sales to decline over the ' 24 to 2026 time frame, in line with what we had been indicating over the past year . EV volumes remain uncertain, and we continue to have discussions with customers about future plans . We remain laser - focused on capital to assess where we may have the opportunity to stagger, delay or eliminate capital from our plan . As a result of growing earnings and declining CapEx levels, we expect free cash flow to accelerate through our Outlook period. We anticipate over $2 billion in Free Cash Flow by 2026. In summary, we expect continued organic growth above market with more than $4 billion increase in megatrend sales over Outlook period. Further margin expansion this year and in each of the next 2 years, including through ongoing operational excellence activities and at least $1.7 billion and increased EBITDA over our Outlook period through 2026.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. We anticipate that these increasing metrics will lead to accelerating free cash flow generation over the next 3 years. We remain confident in executing our plan and continuing to drive our strategy forward. Thank you for your attention. We would be happy to answer your questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And our first question is from the line of John Murphy with Bank of America. John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Thanks for all of the info, particularly on the '26 Outlook. If we think about on Slide 35 and then 36, it seems like you're remaining very committed to your CapEx plans. Certainly, it seems like you are on the R&D side. But Swamy, there's obviously tectonic shifts that are going on here very quickly in the way that sort of the expectations are evolving for EV penetration, program potential cancellations or at least pushouts. How flexible is your CapEx spending and R&D spending to potentially be pushed down into the right to deal with that, and potentially even deal with potentially cancellations of programs? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, great question . If you just think through what's happening I think one of the key things we've been focused on and have been discussing is the CapEx . If you look at the CapEx ratio, we have been - - CapEx to sales, we've been talking about going back to the low to mid - 4 s, and happy that we are on track to that . When we talk about this year, Pat touched on his prepared comments, that $100 million of the $2.5 billion that we are showing is really given by the customer. And we actually talked about a program for another about $150 million to $200 million spend, which was not contemplated, but we felt, given the program, it was a good idea to invest in that program going forward strategically, right? So those were the two. Otherwise, it would have been around the $2.2 billion in CapEx. So that's one part of it. The second part of the question that you asked regarding R&D, and we've always talked about the $900+ million with the Veoneer $300 million, it's the $1.2 billion. With the sales increasing, again, the ratio of R&D spend to revenue was going to decline. But having said that, we are looking very seriously into the spending of that. If it's not related to the direct launch of their program, then everything is under scrutiny. And again, in the prepared comments, we talked about it. We are also looking at capital in terms of, with discussion with customers, obviously, is how can we stagger given pushout of the date for the launches or just even in terms of the volume ramps. So we are looking at staggering capital, looking at the modularity, having discussions with the customers, also a little bit on how we look at volumes on given programs by the customers, although we have to run at rate for them at PPAP and so on . We take into account the volume assumptions when we look at revenue on such programs . So we are looking at all of that. So pushing out in terms of CapEx spend or R&D engineering spend, depending on the program cadence, absolutely, yes. Just to give an example, over the last 3 weeks, I, along with the senior management team, have spent at least about 40 hours line by line on all R&D projects, and we are looking at the value proposition of each project, what it brings to us. Keeping in mind, obviously, that it cannot hurt the future and cannot hurt the launch.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst That's very helpful. And then Pat, if we were to kind of suspend this belief and say you guys remain too conservative on your volume forecast. And let's say there's a 2% to 3% upside in global LVP in '24 or maybe even just think about it sort of as 1% or higher being $450 million more of revenue. Do you have capacity? Obviously, this is kind of a generic question, but to take that on and what kind of incremental would we be thinking of, if all of a sudden, sales came in 2% to 3% higher than you were thinking because LVP was higher? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO John, in that scenario there, when I think of it, that's probably a best case scenario. If you go back to Swamy's comments where we have capacity installed up to the planning volumes, right? So if we flex up, you might be - - you could speed up the line or add another shift, and that's where you have a lot of leverage in your model. So your incrementals on that scenario would be quite strong, and that would be what we've seen historically. They're different by segment. But the 20s for BES, P&V, and then Seating, depending on the region, 12% to 17.5%. And Steyr, is a little bit different, John. It's because of all the recoveries. But I think that would be a best case scenario for Magna. The worst case scenario is when you have to put in new facilities and that's - - when you go through our business plan and you look out into the future, some of the incrementals aren't at that let's say, 20 - ish percent, and it's because they're coming through market corporate average where you're adding bricks and mortar in new facilities and overheads. So a long answer, but the scenario you're describing is the best case for Magna. John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And then just one last question . Can you comment on what region that high - volume EV manufacturer is domiciled in ? Is it a North American manufacturer or a China manufacturer? And is that for battery tray or battery structure? Or is there something else that, that CapEx is allocated for the $ 400 million? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, under strict confidentiality, we are not able to give too much details, but I can say that this is a material investment in southern U . S . and Mexico for a significant future product of Tesla . Operator Our next question is from the line of Chris McNally with Evercore . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD One really benign question on Seating and then maybe on the capital and the buyback . So Seating, Swamy, could we take a step back . This has now been an underperformer for a couple of years . I mean, obviously, you have a different ROIC, s o a slightly different margin compared to peers . But I know you can't be happy with the margin that has perpetually been a target and so that 5 % or 6 % range . Can you help u s walk through what are some of the issues? And what will get us eventually to that 5 % to 6% ? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Chris, I think if you look at the last couple of years, the significant impact on Seating have been the mix and certain programs significantly underperforming the volume expectations compared to the planned volumes, right?

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. And as you know, in Seating once you have the facility and you have the labor, it's pretty much dedicated to the program. We do our utmost best [ to flex, but it is not possible to negate everything. So that has been one of the primary reasons. The one other thing that you will see in the dynamics looking this year and going forward a little bit, on Seating, last year, we had assumed that we would exit a high - volume, low - margin program, and we were having discussions with the customer. And during the process, we were able to secure a fair and good appropriate margin and return on the next generation . So we are maintaining the existing business now . So that's having a negative impact in the short term . The new program, the next generation with the appropriate margins and returns is starting to launch in 2026 . It's a staggered launch, but it will start in 2026 . Also the Seating team has been extremely focused on all the items of operational excellence . So looking at all the details during our planning process minus the big program that I talked about going out into ' 26 , ' 27 , I feel comfortable that we are on the path to the margins that we talked about, that is in the 5 % to 6% . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD Okay . Super helpful detail on that problematic platform . Can we just now maybe move to capital allocation and the idea of the buyback? So I know you have sort of the debt - to - EBITDA ratios you've used in the past . Obviously, net debt is a little bit more attractive . And also given where your stock is, can you talk about what the potential for more of a historical buyback ratio could be? Obviously, the free cash flow goes up every year, ' 24 to ' 26 . But sort of like your investors buying low rather than buying high as always sort of a favorable strategy . So just how you're thinking about getting ahead of some of those better free cash flow numbers in years to come? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think the capital allocation strategy and how we are looking at that, as Pat talked about in the prepared comments, remains truly as an outstart for us, Chris . If you look at the leverage ratio in 2024 , our first priority is to get back to the 1 % to 1 . 5% , right? And we seem to - - given the EBITDA profile and the sales, we see that in the early part of 2025 . So once we start having the cash and the cash flow operational wise is on track to what we expect it to be, then we go back to our priority being investing organically or inorganically for the appropriate returns that are accretive to value . And anything remaining, obviously, the preference is to go back to the share buybacks . So we'll be looking at it towards the end of 2024 in the normal course of action and getting back and staying in the level ratio that we talked about . Operator Our next question is from the line of Tamy Chen with BMO Capital Markets . Tamy Chen - BMO Capital Markets Equity Research - Cannabis Analyst First question is, I guess, on the low end of your '24 EBIT Margin guidance, I mean, it would imply a very modest year - over - year improvement of '23, which had a number of headwinds, which is cost of inflation, the underperforming BES facility, unstable production schedules and, of course, the UAW strike. So I'm just wondering, can we just go back to what assumptions you've got in there for the low end of the range? Like are you baking in just a degree of conservatism?

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Tamy, I don't think it's conservative. And I think we have a well - balanced build plan. There's a fair amount of volume uncertainty and inflation continues to be a headwind. The one part you do have to consider is the impact of the G - class repricing. So the G - class at Steyr is a new contract that's launching in 2024. And effectively, what's happened with all the inflation, their bill of materials has increased. So we have higher revenue and exactly same higher cost of sales. We are dollar - margin neutral, but you have a drag that's impacting us by about 10 basis points just on that one program alone. So I think just the starting point apples - to - apples would be a 10 basis point difference. And then you'd start going through . We burn a flat volume scenario . We do have some negative mix and then we have headwinds again also on scrap sales . So I think when you put them all together, I think a couple of things to think about is last year, we were at a 100 basis point spread . We've tightened our gap because we feel more confident in our plan . And you add the 10 basis points, I think it's a pretty balanced plan, Tamy . Tamy Chen - BMO Capital Markets Equity Research - Cannabis Analyst Okay, I see . And on the continuing cost inflation at this point, do you expect you could still realize some additional recoveries from customers? Or are we sort of in a different environment versus last year with respect to recoveries from the OEM? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. I think, Tamy, we talked about inflation in some of these topics still as continuing headwinds. Last year, we talked about a $100 million magnitude and as of November, we said we were going to negate that with various activities, including recoveries, and we achieved that. And this year, we still have embedded inflation in terms of labor . Some things have trended down, like energy and so on, but there is some stickiness on some of the product still and commodities, I mean, including labor . So it's going to be a combination of recoveries as well as definitely our continued efforts on operational excellence . Tamy Chen - BMO Capital Markets Equity Research - Cannabis Analyst Okay . Got it . And so one last question here . Back on the customer - funded CapEx that you've highlighted for ' 24 , the $ 100 million . So is that a new thing or you've had that and you're just highlighting it now? And is that the only one in your ' 24 CapEx guidance that's customer funded and so you're just calling that out? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO It's a new program that was awarded, Tamy . And previously, you would have just shown it as a subsidy under the old rules . But effectively, what's happened more broadly when you think about the commercial issues is we went to the customer and said, they wanted our support . And we said, we need your support to do that . And that scenario, what we did was we looked at it on a cash basis . And you have some crazy accounting happening, but on a cash flow basis, it's - - you have higher CapEx and you have higher deferred revenue and in 2024 , we were cash neutral . So we didn't look at the account . We didn't -- we looked at the business decision, which was - - it's a good program, it's a good customer and the customer is paying for the capital, and we had the open space . So we took on the program .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Tamy, just to add to that, it's not normal for customers to invest in capital . They fund and owned tooling typically . But this is one of the things that we've been considering and working through . Operator Our next question is from the line of Mark Delaney with Goldman Sachs. Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst With the new outlook for megatrend revenue, can you help us better understand how conservative Magna was with its assumptions around customer build schedules and EV volumes, especially given that some of the North America OEMs have emphasized are going to be flexible on how fast they plan to ramp up their new EV programs? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Mark, over the last number of years, I would say, going back even 6 , 8 years, we have typically been saying that the global EV market penetration would be somewhere in the low 30 s globally ; obviously, higher in China, followed by Europe and then North America . I think we still believe it's in that ballpark . And I also said previously, as we look at program by program, whether it's EV or not, we tend to have our own viewpoint on the program volumes for revenue calculation purposes, right, to estimate our revenues, although we have to hit the run rates . Definitely, we have weighted a little bit in OEM's production in North America for the megatrend areas or called electrification . As that tends to have a decline, we'll have a negative impact . And like I said, we'll do everything to stagger capital, work with the customers, look at modularity in program, both products and processes, but it will have a negative impact . But I think the magnitude of the impact we are seeing on the revenue would be a little bit lower than what the market is seeing based on the assumptions we made before . But this is something that we need to watch continuously and be agile about it . So that's the long answer . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst Very helpful . I appreciate all the context and very dynamic situation for you all to deal with . On a related topic, as OEMs are adjusting, generally lower their EV build plans, right? There's perhaps some offset towards hybrid and ICE builds . Are you seeing any higher revenue coming from different powertrains? And maybe talk a little bit more to what extent with the ' 24 and 2026 outlooks that you gave . Have you seen some increased revenue coming from ICE and hybrid vehicles? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. I would say, Mark, the vast majority of our capabilities are really agnostic to powertrain, right? But in some cases, like in the Powertrain, our DCT or dual - class transmission has a package - neutral hybrid option that we are currently producing with 3 OEMs. Too early to say like how the dynamics or the volumes are playing out. We also have eDrive capabilities that can support high - voltage hybrids . And as you would remember, the LG JV can supply electrification components like motors and inverters that also apply for the hybrids . So in some cases, we are on both platforms, both ICE and EVs, for example, on Seating . But that dynamic, we have to see how it goes . But on 2027 , looking out, I would still say the targets that we have provided in terms of the megatrend areas, we feel comfortable that we are still on track .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Operator Our next question is from the line of Tom Narayan with RBC. Gautam Narayan - RBC Capital Markets, Research Division - Assistant VP A couple of little housekeeping. Slide 31, that's the segment outlook or guidance for 2024. Seating top line is coming down in '24. Just I'm sure - - I think you maybe explained that, apologies if I missed it, just curious what ’ s going on there. Then on complete vehicle, thanks, Pat, for talking about the G - Class repricing, that ’ s explaining the margins coming down despite top lines, your revenue going up. Are there any other things we should be aware of explaining that dynamic in ‘ 24 for complete vehicle? Patrick W. D. McCann – Magna International Inc. – Executive VP & CFO Tom, I think on the C - class Seating, I'll go through it firstly. So if you look at the Seating piece, the volume decline is effectively mixed. We have - - the way a seating business works is you have dedicated jet facilities. And one of our programs in North America, the volumes from the customer is down on a year - over - year basis. That's the primary driver in the seating space. On the Magna Steyr piece or the complete vehicle piece, the volume is up, as I mentioned, because of the G - Wagon primarily. And then within there, there's also a little bit of - - that's the majority of the reduction. But we also have - - we had some commercial benefits in 2023 that we don't expect to recur. And there's a little bit of amortization related to some of the warrants or some of the engineering on the Fisker program that's rolling off. Louis Tonelli - Magna International Inc. – VP of IR And you still have growth of our market in Seating through that '23 to '26 period. So just '24 is sort of a blip, but we still see it going back there. Gautam Narayan - RBC Capital Markets, Research Division - Assistant VP Got it. And then my next one, we heard some inventory build chatter from a particular supplier in 2023 that impacted their 2024 kind of guidance. That company basically is their own market. So - - but just curious is that something you guys were seeing at all on your guys end, just inventory build that might be impacting your 2024 Outlook? Or are you not seeing that? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Go ahead, Swamy. Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think, Tom, for us, I would say the simple answer is no, we don't see that impact . And the other way of looking - - we even looked at, I would say, safety stock last year versus going into this year . If anything, that's even reducing . We were kind of in the magnitude of $ 200 million . We see it now towards the $ 100 million . So short answer materially, we don't see that happening in our case .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO We don't have the ability to do what they're doing. We're on a pull system. So we only - - we're only able to sell to our customers what they call off. So we don't have an ability to push stuff into the supply - - into our customers compared to that company you're referring to. Gautam Narayan - RBC Capital Markets, Research Division - Assistant VP Got it. Maybe I'll just do a quick follow - up. At CES, you guys showcased some really impressive ADAS capabilities. We met folks from Veoneer, et cetera. Just curious as you see things evolve with autonomy, Level 3, et cetera. We met with some Tier 2s with LiDAR makers too at CES who are kind of, I don't know, lack of better word, in trouble. It seems like the Tier 1 s like you guys are really well positioned in ADAS as the time horizon for things like Level 4 get pushed out farther and farther . Do you guys view these Tier 2 LiDAR players potential acquisition targets for you guys? Or is that something you would potentially do organically if and when we ever get to Level 4 happening? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Tom, I think we have been pretty consistent in saying our focus is very much on what I call the driver assist systems, away from autonomy, to a high degree of driver assist systems, as I call it, right? Because there's so much ambiguity on what we call L 2 + and L 3 . That's why I use the term driver assist functions . So given that, we believe we are in a good position from sensor capabilities, the software associated and the integration capabilities to bring all the sensors together, the compute, call it an ECU or a domain controller of all types . So I think we're really focused on getting through the integration process that we have, which is going on track, and we are happy to report that . So we want to get that through and there is a lot of interest from the customers and programs, and that's launching . So as you look into the future, the way you talked about we are really focused now on getting the market share and launching the programs and getting the growth that we talked about on the ADAS towards the 2027 , Louis, I think we were in the $ 4 . 25 billion range . Louis Tonelli - Magna International Inc. - VP of IR Yes. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So we are on track, and we are focused on that. So will we be obviously looking at some building blocks of the future, yes . But that remains to see . I think we can give more color as we get towards the end of the year . Operator Our next question is from the line of Itay Michaeli with Citigroup .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector Just a couple of questions for me . First, just going back to the margin bridge this year . I just want to ask a question on the operational excellence activities? Just curious how much line of sight you have on those initiatives, how much you've already identified? And then kind of just remind us what you're seeing in terms of broader production stability and kind of what you're assuming for production volatility or stability for 2024 ? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Itay, if you just look at the prepared comments, I talked about achieving 75 basis points this year, which we achieved . We have good line of sight for achieving the 75 basis points in ' 24 and ' 25 . Typically, we have continuous improvement activities and on top initiatives that we work through our operational excellence initiatives, I should say that we work through . They're very, very granular. There is very defined streams of work that are championed by the executive team all the way into the divisions. So we feel pretty good about the visibility of those going forward. But again at the beginning of the call, I made a few comments on the volume volatility and whatever else is happening in terms of programs being pushed out and so on, we are not stopping there, right? We'll continue to look at, any dollar spend, does it provide the value and at what time? And maybe it's not right now and if it adds value in the future, we'll go back to it . But - - we're looking at all of that aspects . We feel pretty comfortable from a visibility perspective for the 75 basis points coming up or adding to the bottom line in ' 24 , ' 25 . Louis Tonelli - Magna International Inc. - VP of IR That's '24, '25 collectively. It's not each year. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Right, right. over a 2 - year period. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector That's helpful. Just as a quick follow - up on the megatrends outlook for 2026. So just curious what portion of the revenue outlook is already booked? And maybe broadly, Swamy, if you can just comment on what you're seeing along the pace of ADAS bookings and penetration there? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. I think I just mentioned a little bit - - a little while ago that looking at 2027, right, we were talking about the $4.25 billion roughly. And I think we are on track to that, right? That's what we had talked about during our Investor Day. In the megatrend areas, we have talked about battery enclosures in addition to ADAS and powertrain. Again, looking at the 2027 time frame, we were over $4.5 billion - - or $4 billion in the powertrain electrification managed sales. I think we are still on track to that. Battery enclosures, we talked in the range of $ 2 billion to $ 2 . 5 billion . Again, we are on track to that . We have to keep in mind that if the volumes on certain programs change drastically, obviously, we'll have to come back and talk about it . But we are working through those . I feel pretty comfortable to the numbers we talked about in 2027 . Louis? I don't know?

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Louis Tonelli - Magna International Inc. - VP of IR Yes, agree with that. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director And just to add, maybe for 2026, 90% of our sales is booked. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector 90%, great. That's very helpful. Operator Our next question is from the line of Krista Friesen with CIBC. Krista Friesen - CIBC Capital Markets, Research Division - Director of Equity Research Just one here on the margin guide . So for 2026 , 7 % to 7 . 7% . And then looking back to the Investor Day, the 2025 guide, I believe the top end was 7 . 8% . So 2026 is about 10 bps lower at the top end . Can you just walk u s through what's led you to this? And is it mostly the megatrends or a lower production environment? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Krista, big, big picture . When you look at the puts and takes . In ' 25 itself, we just look where we are today, projecting for ' 25 and compared to last year . We do have a lower volume assumptions as we go through the plan . And we have some higher launch and new facility costs just because of the book business increasing, but offsetting that is some operational improvements that Swamy touched on earlier . So the net effect of those at the midpoint, we were previously at 7 . 35% . The impact of those is about 30 basis points . And then the last piece, again, I'm going to come back to this Mercedes - Benz G Wagon pricing, the impact in ' 25 as we - - and into ' 26 is 20 basis points alone on it . So apples to apples, I would say we're aligned with the midpoint of our range . Krista Friesen - CIBC Capital Markets, Research Division - Director of Equity Research Great . And maybe just a housekeeping one . Have you seen any sort of supply chain impact from any of the issues going on in the Red Sea right now? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Nothing material I would - - we haven't seen really anything material . A lot of the industry disruptions, whether it was chips, we're probably more into what we would have seen historically for OEMs going down . There's not a real - - it's very different than it was 18 months ago, Krista . Operator Our next question is from the line of Rod Lache with Wolfe Research .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst I wanted to ask about just a couple earnings bridge questions. I believe your ADAS business was $1.8 billion, $1.9 billion revenue and a few hundred million dollars loss making in 2023. Since your gross profit couldn't really, at that point, offset the R&D that's spent in the business, I think it's about two - thirds of your megatrend spending, are you still expecting ADAS revenue of $3 billion and EBIT at around breakeven in 2024 and then corporate average margins in '25? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Rod, I think we - - there's a couple of things. I think when we talked about Veoneer, one of the key things was being EBITDA neutral in '24. I think we are on track to get there, and we feel comfortable about it. Looking at the sales for 2024. I think we are on track. We're still there. And as I mentioned, we are looking at the profitability of ADAS overall as we look at that segment or that piece of the megatrend . We feel comfortable looking at the spend on the programs that we have unless the program mix changes . And as you know, we have to still launch the programs and work through this stuff . And if the revenue gets smaller, only based on volumes, it might impact . Otherwise, I think we feel we are progressing from the spend to revenue and towards the profitability in the right way . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay. Yes. I'm just thinking about the midpoint of your revenue and the midpoint of your margin guidance implies about $300 million of earnings growth this year in 2024 versus '23. And I thought that the ADAS improvement alone, I know you had about $70 million of fees in your synergies, and it seemed like there was a meaningful amount of improvement year - over - year in ADAS? And if you get half of the 75 basis points of performance this year, that's another $150 million. Is there something that I'm missing in terms of the headwinds on a year - over - year basis that brings it back down to about $300 million of earnings growth in '24? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Rod, I think the math you're throwing out is in the ballpark for our ADAS business. So I think you're bang on there. There are a couple of pieces just to consider as well - - when you look big picture, our sales are flat year - over - year, and it's going to be the third time to say it. I feel like a broken record, but our G - Wagon impact as our sales are up, $620 million. So what we are seeing is some volume weakness beyond it given the flat environment . Beyond that, we also then have - - we do have continued inflationary headwinds and lower scrap pricing, which has impacted us in the range of about 30 basis points . And then we do have some - - and then the positive offset is the operational excellence that Swamy spoke about . And then the last piece really is what you referred to on the ADAS piece and some of the megatrends as the sales grow . So net - net, that works out to your $ 300 million . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And then just lastly, it sounds like you're not anticipating any recovery on the 30 basis points of higher input costs . Can you just give us a little bit of color because it seemed like you had some significant impact in 2021 , 2022 . You kind of neutralized the headwind in 2023 , but had not yet recovered the cost that you had absorbed prior to that . And now there's - - it sounds like there's another round of material cost headwinds . So on a - - just on a very high - level basis, how are you thinking about the recoveries for what you've absorbed in these additional headwinds?

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO It's primarily not material - related headwinds other than the scrap, right? So scrap reprices every month, and it's just a factor when you're selling your engineered scrap back into the dealers . But the primary driver of higher cost is the elevated inflation that we're seeing globally, and it's driving higher labor rates, Rod . So if you think about traditionally you'd be in North America, whether you're U . S . or Canada, Germany, Austria or big regions, you'd be operating pick a number, say, roughly 2 % labor inflation on a year - over - year basis . We're seeing increases that are above that . I would say in North America, so in Canada, U . S . , we're seeing increases, maybe a couple of points above that . And in Europe, we're seeing bigger, bigger impacts and it's primarily driven by the higher energy costs that the local residents are feeling. So there is embedded inflation through the labor side. The flip side to that is we do have assumed recoveries from our customers to offset those amounts. We're not taking it lightly. But as Swamy said earlier, the more important thing is how do we become more efficient so that we're actually changing our fixed cost structure that - - these labor impacts aren't as impactful to Magna overall as we go forward. Operator (Operator Instructions) Our next question is from the line of Brian Morrison with TD Securities. Brian Morrison - TD Securities Equity Research - Research Analyst Pat, I just want to clarify from a Veoneer perspective, your engineering costs, have they increased or the duration been extended from your prior outlook? And then my second question is I know it's not typical that you talk about your prior 3 - year guidance, but you did reiterate your guidance for 2025 back in as late as November . I'm wondering if you can provide us an update on what your outlook is for that or at least the cadence from 5 . 7 % this year to, I guess, a 7 . 35 % in 2026 ? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Brian, I think you have 2 questions. So on the first one being the megatrend engineering spend. So we're projecting on average $1.2 billion per year over our Outlook period. That's in line with what we provided as an update in September. So it's really - - so last year's Outlook, we had talked about the $900 million range. We increased it to $1.2 billion fully to reflect the acquisition of Veoneer. So no change in our engineering profile. When you talk about our 2025 margin from September, I took Krista through the walk . So long story short, when you look at our 2025 numbers, we do see some headwinds related to volumes and some launch costs and new facility costs given some of the recent awards, but it's partially being offset by operational improvements that Swamy covered in detail . So the net of those - - if you look at our midpoint for '25, we were 7.35%, the impact of those 3 categories is about a 30 basis point negative impact. And then lastly, we have, again, this G - Wagon pricing, which is about a 20 basis point headwind. Louis Tonelli - Magna International Inc. – VP of IR And just to be clear, when we're talking about updating '25, we wanted to make sure we could incorporate the impact of Veoneer - incorporate the impact of the amortization. But I think we have a footnote that said that based on the assumptions that we had when we started the year, right, we were right in the middle of our business plan when we're giving that information. Volumes have changed since then and mix has changed.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Brian Morrison - TD Securities Equity Research - Research Analyst That's fair. It just looks like it's a mid - 6 margin for 2025 is what you're implying. I appreciate it. Operator Our next question is from the line of Colin Langan with Wells Fargo. Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Any color on your exposure to Fisker? Obviously, there's some concerns there if something happened. I mean, what kind of sales or earnings impact could you see? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Colin, when you think about the exposure, obviously, Fisker is a big customer for our assembly operations. And as far as our exposure to them, we do disclose in our financial statements, our exposure related to all new entrants. And when I talk about exposure, it's basically related to working capital, long - term assets, dedicated type assets. And the numbers aren't out, but it's going to be in the range - - that gross number is probably in the range of about $600 million. The majority of that is Fisker. Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Got it. Any - - but if sales were to go away too, there'd be some earnings drag too. Should we be thinking about it as a risk there? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO It's a little bit tricky, Colin. I don't want to bog you down in this call. But the contracts we have with Steyr, not only with Fisker, but all the contracts, they're a little bit more complicated than what you'd see in the normal industry where it's no volume requirement peel. These have more - - much more complex contracts where you have fixed cost recoveries depending on fixed costs incurred and then assumptions on original volume projections versus actual. So there is a true - up mechanism. So it's not an easy answer. That's why you don't see CVAs margins move around as revenues increase or decrease like our other segments. Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay. And just a quick one. Equity income, I think it was only $3 million in the quarter, but the guidance is like $120 million, $150 million for next year. What was the unusual issue in Q4 and the confidence in getting back to those higher numbers? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes. I think in Q4, there was a - - I would say there was - - one was operational, which was we had a mixed issue within one joint venture being products that drove. So even though you don't see it - - even though the revenue within the joint venture was consistent, we had negative product mix and then you had margin negative headwinds on that. We also had some commercial items that we had expected to collect in the fourth quarter that have been pushed into 2024.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 19 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. And then the most significant piece of it, it was - - when we did the - - not we - - but when the joint venture partner did a finalization of all the deferred tax assets for U . S . GAAP purposes, there was an adjustment to our final tax numbers . And because equity income is on an after - tax basis, that flows through that line . Operator Our next question is from the line of Joseph Spak with UBS Securities. Joseph Robert Spak - UBS Investment Bank, Research Division - Analyst Just quickly back on the customer funded CapEx . Is it possible to sort of indicate what product line it is? Or is it across product lines? And is some of that associated revenue already considered in the ‘ 26 guide? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. I think the associated revenue is included for sure. I don't think we can get into the specifics of the product line but it ’ s towards electrification, I would say. Joseph Robert Spak - UBS Investment Bank, Research Division - Analyst Okay. Maybe to follow on from some of Rod's question before. If we look at Power & Vision. And if I'm looking at the '24 to '26, like the incremental margins there are significantly stronger, which I imagine is in part driven by the breakthrough and the Active Safety business. But is there anything else sort of driving that? Are synergies maybe coming in maybe better than that $70 million that you sort of were originally targeting? Or anything else sort of driving the strong incrementals there? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So just part of it is the synergies, but I talked about $70 million run rate by end of '25. So it seemed to be a good track to that. So we'll hit '24 half of that run rate going forward. That's one of it. The other one is also the sales revenue coming, right, and keeping the R&D costs and engineering spend constant. If you look at the trajectory that we talked about going into '25, '26, that also contributes to the margin expansion compared to where we were in '23. Joseph Robert Spak - UBS Investment Bank, Research Division - Analyst Okay. If I could... Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO So the other thing to add to that is when Swamy refers to the sales growth, and we're starting to see that inflection point in the megatrends and most of the megatrends are in the P&V group, Swamy is also referring to unconsolidated sales. So when you look at our equity income, we're seeing a benefit come through equity income. And as equity (inaudible) sales, we're seeing about a 15 basis point benefit just even out of equity income on its own.

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 20 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. Joseph Robert Spak - UBS Investment Bank, Research Division - Analyst Okay . That's super helpful . Maybe just one more quick one . If I'm not mistaken, I think you did push out your megatrend breakeven by a year . And I just want to make sure, is that basically solely related to some of the slower EV development you've talked about? Or is there anything else going on there? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director No . It's purely related to the volume and programs being pushed out, Joseph . Nothing different . And like I said, again, we'll continue to look at it from R&D and spend and all that stuff to see what opportunities we have to bring it back . Operator Our final question is from the line of Michael Glen with Raymond James . Michael W . Glen - Raymond James Ltd . , Research Division - Director The $ 900 million of megatrend spending, that sits as part of the $ 1 . 2 billion . Are you able to give kind of a rough breakdown of what those buckets consist of across the segments? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . Michael, I think typically, when we do that, there is some, call it, cross synergies going between whether it's software or whether some other aspects of it . But predominantly, it is in the electrification and the ADAS area . It will be difficult to break it down exactly what those are . There is some overlapping areas that we do spend to keep the synergies where we need to . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO So Michael, just to be clear, the vast majority of it is in the P&V segment . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Right . Michael W . Glen - Raymond James Ltd . , Research Division - Director Okay . And how do we think about - - if you - - like are you able to shut that level of spend, like the $ 1 . 2 billion if we're thinking about that . Are you able to turn that off pretty quickly? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director It depends on the projects, the part associated with engineering or efforts that are towards the launch of an awarded program, we have to be cautious, and we work with the customers to see how we can work through it . And again, the $ 1 . 2 billion is the gross spend at the end of the day, right? So some of it will be recovered on awarded programs, and we have to make sure we keep the efforts going .

FEBRUARY 09, 2024 / 1:00PM, MG.TO - Q4 2023 Magna International Inc Earnings Call 21 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. On the future, like if you're looking at a specific project out 3 or 4 years and there is not a specified program associated with it, then obviously, we can turn that off or defer it to the future . Michael W . Glen - Raymond James Ltd . , Research Division - Director And just one more . So if we think of the history of megatrend spending, how do we - - and in terms of what we've seen from the results, like what's the takeaway that we should have with respect to return on invested capital with these investments up until now? Because it just - - it doesn't look good from what we've seen so far? I'm just looking for some commentary that works against that in terms of we're not seeing what's taking place beneath the surface or something like that? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . We've talked about this $ 900 million for a few years now, right? And they're all a part of the megatrend spend for programs that we have won and are launching and there are some which are actually for the evolution of the product line going into the future . So we don't have a melting ice cube . This is a long - term view of how to keep stability in the business as the industry is evolving . How we go about it is just as we get a project, we look at what programs and what platforms, which customers, what is the market size and what is our right to win . Those are some of the questions we answer before we start investing on a project . The one way to measure it is the program wins that we are getting . Like we talked about the megatrends going in revenue from ' 22 in a few hundred million to 2027 , right? And as I mentioned in my previous comments that we are on track for ADAS, we are on track for electrification - managed sales and on track for battery enclosures . So that's a measure of the return we are getting and also getting the mix that we need . That means the product line is evolving as the industry and the car of the future is evolving . So that's the discipline we have, and we feel pretty good how we are going about it . And like I said, we continue to look at it as market conditions change . So thanks, everyone, for listening in today . I'm pleased with the progress we made in 2023 and want to reassure we remain highly focused on executing our strategy and meeting our mid - and long - term outlook, and we are confident that we can achieve them . Thank you, and have a great day . D I S C L A I M E R Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS ATEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TOPROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2024 , Refinitiv . All Rights Reserved . 15857163 - 2024 - 02 - 09T16:48:08.563